SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          ELECTROCON INTERNATIONAL, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $.0001 Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                  285 296 20 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)




                               Mr. Judah Klausner
                    P.O. Box 181, Sagaponack, New York 11962
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 22, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                                             (Page 1 of 7 Pages)

                                  SCHEDULE 13D
- --------------------------------------                      --------------------
CUSIP NO.  285 296 20 8                                        PAGE 2 OF 7 PAGES
- --------------------------------------                      --------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Judah Klausner
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)   XX
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- --------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

                                   -0-
                              --------------------------------------------------
                              8    SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY              670,250
EACH REPORTING PERSON         --------------------------------------------------
       WITH                   9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   670,250
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     670,250
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

          Does not include 79,750 Shares for which Mr. Klausner disclaims ownership. These Shares will be issued to the minority shareholders of Visual Access Technologies, Inc. ("Visual Access"). Mr. Klausner is
          the sole director, officer and majority shareholder of Visual Access.
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%* Based on 7,710,420 shares of common stock outstanding after issuance of 250,000 Shares, as reported by the Issuer in a Patent License Agreement and its most recently filed Form 20-F.
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D
- --------------------------------------                      --------------------
CUSIP NO.  285 296 20 8                                        PAGE 3 OF 7 PAGES
- --------------------------------------                      --------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Visual Access Technologies, Inc. ("Visual Access")
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)   XX
- --------------------------------------------------------------------------------
3    SEC USE ONLY
- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
- --------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

                                   -0-
                              --------------------------------------------------
                              8    SHARED VOTING POWER
  NUMBER OF SHARES
BENEFICIALLY OWNED BY              750,000
EACH REPORTING PERSON         --------------------------------------------------
       WITH                   9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   750,000
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     750,000
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%* Based on 7,710,420 shares of commont stock outstanding after issuance of 250,000 Shares as reported by the Issuer in a Patent License Agreement and its most recently filed Form 20-F.
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 285 296 20 8                                         Page 4 of 7 Pages

          This Amendment No. 1 amends the Schedule 13D filed by Judah Klausner with the Securities and Exchange Commission (the "SEC") on January 10, 1996.

          This statement is being filed with the Securities and Exchange Commission (the "SEC") by Judah Klausner and Visual Access Technologies,
Inc. (Judah Klausner and Visual Access sometimes referred to as the "Reporting Persons") in accordance with the requirements of Rule 13d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of the date of this filing, the Reporting Persons are not the record holders of the 250,000 Shares for which this amendment is being filed. On September 22, 1999 the Issuer and Visual Access entered into a Patent License Agreement whereby the Issuer agreed to issue 250,000 Shares to Visual Access as partial consideration for the license. The 250,000 Shares have not yet been issued. The Reporting Persons may be deemed to be the beneficial holders of the 250,000 Shares. Visual Access may also deemed to be the beneficial owner of the 500,000 Shares held by Mr. Klausner as a result of Mr. Klausner's positions as the sole officer and director of Visual Access. At the direction of Visual Access, the 250,000 Shares issuable under the Patent License Agreement will be issued directly to the shareholders of Visual Access. After issuance of these 250,000 Shares to its shareholders, Visual Access will not be the beneficial owner of any Shares of the Issuer. Mr. Klausner disclaims ownership of the 79,750 Shares to be issued to the minority shareholders of Visual Access.

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.0001 per share (the "Shares"), of Electrocon International Inc., a British Virgin Islands Limited Liability International Business Company (the "Issuer"). The address of the Issuer's principal executive office is Prosperity Centre, 8/F, Block B, 77 Container Port Road, Kwai Chung, New Territories, Hong Kong.

Item 2.   Identity and Background.

          This amended Statement is filed by (i) Judah Klausner and (ii) Visual Access Technologies, Inc., ("Visual Access") with respect to 250,000 Shares issuable to Visual Access pursuant to a Patent License Agreement and 500,000 Shares which Judah Klausner is the beneficial holder. Visual Access may be deemed the beneficial holder of any Shares which Mr. Klausner is the beneficial holder. Visual Access disclaims beneficial ownership of any Shares held by Mr. Klausner in his own name and 79,750 Shares, being that portion of the Shares to be issued directly to Visual Access' shareholders.

          The principle business of Visual Access consists of holding, licensing and exploiting certain patents for inventions of which Mr. Klausner is the inventor. The principal business address of Visual Access is P.O. Box 181, Sagaponack, New York 11962. Visual Access was incorporated in New York.

          The President, Treasurer, Secretary, sole director and majority shareholder of Visual Access is Judah Klausner. Mr. Klausner's business address is P.O. Box 181, Sagaponack, New York 11962. He is a citizen of the United States. Mr. Klausner's principal occupation is that of an independent inventor.

          Neither Mr. Klausner nor Visual Access has, during the last five years, either been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 285 296 20 8                                         Page 5 of 7 Pages

Item 3.   Source and Amount of Funds or Other Consideration

          This amended Schedule 13D is being filed to report the beneficial ownership of 250,000 Shares issuable to Visual Access as partial consideration pursuant to a Patent License Agreement. At the direction of Visual Access, the shares will be issued directly to the shareholders of Visual Access. A copy of the Patent License Agreement is attached hereto as Exhibit "A". Mr. Klausner will acquire 170,250 Shares in this transaction.

          On January 3, 1996, Mr. Klausner acquired 500,000 Shares in settlement of certain claims among Mr. Klausner, Elmer Yuen and Tele-Art, Inc. ("Tele-Art"), among others. See Item 4 below for a more detailed description of such settlement. The information in this paragraph was previously filed with the SEC in a paper filing format.

Item 4.   Purpose of Transactions.

          Visual Access will acquire 250,000 Shares as partial consideration for the licensing of one of its products. Of these Shares, Mr. Klausner will acquire 170,250 Shares and the minority shareholders of Visual Access will acquire the remaining 79,750 Shares as an investment.

          Mr. Klausner previously acquired 500,000 Shares in settlement of certain claims among Messrs. Klausner and Yuen and Tele-Art, among others, pursuant to a Settlement Agreement, dated November 15, 1995 (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the 500,000 Shares were transferred to Mr. Klausner in complete and final settlement of all claims and obligations between Mr. Klausner and Mr. Yuen and Tele-Art, with respect to any amounts due and owing under a certain non-negotiable Promissory Note dated March 30, 1992 (the "Tele-Art Note") in the original principal amount of U.S. $740,000. The information in this paragraph was previously reported in the
Schedule 13D which was filed by Mr. Klausner with the SEC in paper filing format.

          Neither Visual Access nor Mr. Klausner have any present plans or proposals which to the Reporting Person's knowledge relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on its board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

          Depending on circumstances, including general economic circumstances, then existing, or circumstances disclosed by the Issuer in public releases or filings with the Securities and Exchange Commission, Mr. Klausner reserves the right to change his plans or proposals with respect to any of the foregoing subjects (a) through (j), including his right to increase, decrease, or dispose of his beneficial ownership of the Shares in the open market, through privately negotiated transactions, or otherwise.

                                  SCHEDULE 13D

CUSIP No. 285 296 20 8                                         Page 6 of 7 Pages

Item 5.   Interest in the Securities of the Issuer.

          Visual Access may be deemed to be the beneficial owner of an aggregate of 750,000 Shares prior to the distribution of 250,000 Shares to its shareholders. This represents 9.7% of the Issuer's outstanding shares<F1>. Visual Access' holdings may be deemed to include: (i) the 500,000 Shares for which Mr. Klausner is the beneficial holder and (ii) 250,000 Shares issuable to it under the Patent License Agreement before such Shares are issued to Visual Access' Shareholders. Visual Access may be deemed to have indirect voting and dispositive power with respect to the 670,250 Shares (the original 500,000 Shares held by Mr. Klausner and the 170,250 Shares being acquired by him as described above) by virtue of Mr. Klausner's ownership of such Shares. Visual Access disclaims ownership of these 670,250 Shares. Visual Access will immediately cease to be a shareholder of the Issuer upon the issuance of the Shares to its shareholders.

          Mr. Klausner is the beneficial owner of 670,250 Shares which constitutes 8.7% of the outstanding Shares<F1>. Mr. Klausner has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock of the Issuer beneficially owned by him. Mr. Klausner disclaims beneficial ownership of the 79,750 Shares beneficially owned by the minority shareholders of Visual Access. Such minority shareholders are not controlled by or under common control with Mr. Klausner.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

          None.









- ---------------
          <F1>    Based on 7,710,420 Shares outstanding after issuance of the
250,000 Shares, as reported by the Issuer in a Patent License Agreement and its most recently filed Form 20F.

                                  SCHEDULE 13D

CUSIP No. 285 296 20 8                                         Page 7 of 7 Pages

Item 7.   Material to be filed as Exhibits.

          Exhibit A. Patent License Agreement dated as of September 22, 1999 between the issuer and Visual Access.

          Exhibit B. Agreement of Visual Access and Judah Klausner pursuant to Rule 13d-1(k)(i).

          SIGNATURE
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:    September 27, 1999

                                               By: /s/ Judah Klausner
                                                  -----------------------------
                                                       Judah Klausner

                                               VISUAL ACCESS TECHNOLOGIES, INC.

                                               By: /s/ Judah Klausner
                                                  -----------------------------
                                                       Judah Klausner, President

                                   EXHIBIT A

                   PATENT LICENSE AGREEMENT ON WEB MAIL CARDS

          THIS AGREEMENT made by and between Visual Access Technologies, Inc. ("VAT") a New York corporation having a principal office at P.O. Box 181, Sagaponack, NY, hereafter referred to as "Licensor" and Electrocon International, Inc. ("Electrocon") having a principal office at Blk. B, 8/F, Prosperity Centre, 77 Container Port Road, Kwai Chung, N.T. Hong Kong, hereinafter referred to as "Licensee" witnesseth that;

          WHEREAS, Licensor is the owner of the entire right, title and interest in and to an invention entitled, "Telephone Answering Device Linking Displayed Data with Recorded Audio Message" covered by United States Letters Patents #5,390,236 and #5,572,576 and by all corresponding foreign patents and/or pending foreign applications (the "Patents").

          WHEREAS, Licensee is desirous of obtaining a license under said patent to manufacture, use and sell Web Mail Cards ("WMC"), hereinafter defined, and to develop certain enabling software which operates in conjunction with WMCs.

          NOW THEREFORE, be it known that for and in consideration of the mutual covenants and agreements hereinafter recited, the parties agree as follows:

Definitions

     As used herein the following terms are defined as follows:

     "Affiliate" shall mean now or hereafter any person, firm, corporation or entity which owns or controls directly or indirectly any equity interest in Licensee, or any portion of whose equity is owned or controlled directly or indirectly by Licensee.

     "Licensor" shall mean Visual Access Technologies, Inc. and any successor or assignee to Licensor's patent rights.

     "Licensee" shall mean Electrocon International, Inc.

     "Licensor's Patent Rights" shall mean all of Licensor's rights under the Patents.

     "Licensed Invention" shall mean the invention as disclosed and claimed in the Patents, and specifically limited to the use of WMC and related Enabling Software as defined below.

     "WMC" shall mean a hand held display device which is held to a phone's earpiece and which is capable of receiving download of messaging pages from a PC or server, allowing for retrieval of voice, e-mail and fax mail.

     "Enabling Software" shall mean software residing in a server or PC, specifically designed to cooperate with the Licensee's chosen WMC format, enabling the operation of the WMC in conjunction with the server or PC, per the Licensed Invention. Nothing herein shall permit Licensee to sell Enabling Software other than as an integral part of a WMC.

     "Net Selling Price" shall mean the invoice price of the WMCs sold by Licensee less provable allowances for return of defective WMCs, sales taxes (to the extent included in the invoice price) and provable replacement or promotions.

     In the event of sales of WMCs to an Affiliate, the Net Selling Price for such sales shall be understood, for purposes of this Agreement, to be the larger of the Net Selling Price as defined above, for such sale, or Net Selling Price as defined above for the most similar WMCs sold by Licensee during the next preceding calendar quarter to an entity which is not an Affiliate.

Licenses

     In consideration of the undertaking and covenants of Licensee as hereinafter set forth, Licensor hereby grants to Licensee the following:

1) An exclusive license under said Licensor's Patent rights to make, to have made for it, and to use and sell WMCs in, and only in Asia;

2) A non-exclusive license to manufacture WMCs for sale in all markets outside of Asia.

3) A non-exclusive license in, and only in Asia to make, use and sell Enabling Software, limited to such software as is specifically designed for use with and delivered in conjunction with cooperating WMC's sold by Licensee and on which royalties are being paid to Licensor.

     The purchaser from licensee of Enabling Software shall have an implied license to use such Enabling Software in conjunction with a WMC, but not for another purpose.

     Nothing herein shall be deemed to grant an exclusive license to make WMCs in Asia for use and/or sale outside of Asia.

     Nothing herein shall be deemed to create any rights or grant any license direct or implied to any person, firm, corporation or entity, other than Licensee. Nothing herein shall obligate Licensee to exploit or use the rights licensed hereunder.

Initial Payment

     Upon the signing of this agreement, Electrocon shall issue to VAT 250,000 COMMON SHARES. THE SHARES SHALL BE FULLY PAID AND NON-ASSESSABLE.

     ELECTROCON HEREBY CERTIFIES THAT THERE ARE 7,460,420 SHARES OF COMMON STOCK OUTSTANDING AS OF THE DATE OF THIS AGREEMENT SO THAT AFTER ISSUANCE OF THE 250,000 SHARES THE TOTAL OUTSTANDING SHALL BE 7,710,420.

Royalties

     Licensee agrees to pay Licensor a running royalty equal to three percent (3%) of the Net Selling Price of all WMCs manufactured and sold or used by Licensee or, made for Licensee and sold or used by Licensee outside of Asia where Licensee has non-exclusive license.

     Licensee agrees to pay Licensor a running royalty equal to seven percent (7%) of the Net Selling Price of all WMCs sold or used by Licensee or, made for Licensee and sold or used by Licensee in Asia.

Accounts and Reporting

     Licensee shall keep full and particular accounts of all licensed WMCs on which royalty is payable, and within 30 days after the end of each calendar quarter (beginning with the quarter ending September 1999 shall render to Licensor a report certified by an officer of Licensee identifying by catalog or style number, name, or other designation and briefly describing each category of licensed WMCs shipped by Licensee and setting out the number of licensed WMCs in each such category shipped by Licensee during the preceding calendar quarter, the Net Selling Price for all WMCs in each such category and the customer or consignee to which each shipment is made. Each such report shall be accompanied by payment in full to Licensor of the royalty shown by the report to be due.

     Licensee shall permit Licensor or his duly designated representative at any reasonable time to inspect or make copies or extracts from any books or records of account maintained by Licensee in respect to the sale of licensed WMCs on request of Licensor but not more frequently than two times each year to ascertain the correctness of the reports rendered by Licensee. Neither Licensor nor such representative shall not disclose to others any confidential information received during such inspection.

Patent Marking

     Licensee shall affix or cause to be affixed to each licensed WMC sold subsequent to the date of signing of this Agreement, by the last of parties to sign an appropriate patent marking.

Termination of License

     Should any royalties payable hereunder remain unpaid for thirty (30) days after the same shall become due and payable or should Licensee commit or suffer a breach of any of the covenants herein contained and fail to remedy such breach within thirty (30) days after written notice given by Licensor, or should Licensee become insolvent or if formal proceedings shall be commenced to administer Licensee's affairs or liquidate its assets, the Licensor may, by written notice, terminate the license herein granted whereupon all right of Licensee hereunder shall immediately cease. However, the termination of this Agreement shall be without prejudice to the right of Licensor to receive any and all royalties payable for licensed WMCs sold prior to termination. In the event of termination as herein provided, Licensee shall have the right to sell licensed WMCs which are in its possession as of the date of termination provided that royalties are paid thereon.

     Licensor warrants and represents that Licensor has full power and the right to grant the license provided herein under Licensor's Patent Rights.

     Licensor does not guarantee or warrant the validity of any patent forming part of the Licensor's patent rights and shall not be responsible for any losses or damage incurred or maintained by Licensee arising out of the practice of the invention covered by the Licensor's Patent Rights.

     Licensee shall defend and indemnify Licensor from any claims for damage brought against Licensor arising out of injury to person or property resulting from the manufacture, use or sale by Licensee or use or sale by a third party of WMCs manufactured or sold by Licensee.

Term

     The Agreement will become effective upon signing by the last of the parties to sign, and will continue in force until the expiration of the last of the Patents.

Agreement Binding on Successors

     This Agreement shall be binding upon and shall inure to the benefit of the Licensor, personal representatives, successors and assignees. This Agreement is personal to Licensee and may not be assigned or otherwise transferred except with the prior written consent of Licensor.

     This Agreement contains all of the terms and conditions agreed upon by the parties hereto, and no other agreements, or otherwise, regarding the subject matter of this Agreement shall be deemed to exist or bind any of the parties hereto.

Interpretation; Disputes

     The parties mutually agree that this Agreement shall be construed under the laws of the State of New York. Any dispute or controversy arising under or in connection with this Agreement shall be settled by arbitration to be held in the city of New York before a panel consisting of three arbitrators. Each of the Licensor and Licensee shall appoint one arbitrator and the two arbitrators so appointed shall agree on the third arbitrator. Such arbitration shall be held in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrators' award in any court having jurisdiction, and the parties consent to the jurisdiction of the courts of the State of New York and the Federal courts located therein for that purpose.

Address for Service

     Written notices as herein provided shall be served on the parties at the following addresses subject to change from time to time by written notice of the other party.

Licensee:
               Electrocon International, Inc.
               Blk. B, 8/F, Prosperity Centre
               77 Container Port Road
               Kwai Chung, N.T. Hong Kong

Licensor:
               Visual Access Technologies, Inc.
               P.O. Box 181
               Sagaponack, NY  11962

IN WITNESS WHEREOF, the parties hereto have set their hands and seals on the respective dates shown below.


Electrocon International, Inc.                 Visual Access Technologies, Inc.


By: /s/  Edward Ting                           By: /s/  Judah Klausner
    -------------------------------               ------------------------------
    Edward Ting                                   Judah Klausner


            President                                     Chairman/CEO
  -------------------------------                 ------------------------------
              Title                                           Title
       September 22, 1999                                 July 1, 1999

                                    EXHIBIT B
                                       To
                                  Schedule 13D


                           Joint Acquisition Statement
                          Pursuant to Rule 13D-1(k)(i)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:    September 27, 1999





VISUAL ACCESS TECHNOLOGIES, INC.

By: /s/ Judah Klausner
   --------------------------------
        Judah Klausner, President

/s/ Judah Klausner
- -----------------------------------
    Judah Klausner